SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE
NEW YORK, NY 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2758	E-MAIL ADDRESS RFREARDON@STBLAW.COM

August 5, 2016

VIA EDGAR

Re:                                   Acushnet Holdings Corp.

Registration Statement on Form S-1

Filed June 20, 2016

File No. 333-212116

Anne Nguyen Parker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Acushnet Holdings Corp. (the “Company”), we are providing the following responses to the comment letter dated July 18, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). To assist your review, we have retyped the text of the Staff’s comments in italics below.

With this response letter, the Company is electronically transmitting Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (“Amendment No. 1”) for filing under the Securities Act of 1933, which includes revisions made in response to the Staff’s comments and to reflect certain other changes.

Page references in the text of this letter correspond to the pages of Amendment No. 1.  Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1.  The responses and information described below are based upon information provided to us by the Company.

Prospectus Summary, page 1

Strong Financial Performance, page 7

1.              Please revise the chart presentation on pages 7 and 123 to include separate bar graphs for Net Income and Cash Flows provided by operating activities wherever you present a similar chart containing “Adjusted EBITDA” or “Adjusted Free Cash Flow.”  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and, for guidance, Question 102.10 of the staff’s “Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 128 of Amendment No. 1 accordingly.

Corporate Information, page 11

2.              We note that you discuss the levels of ownership by Fila Korea Ltd. and Mirae Assets Global Investments immediately prior to the closing of this offering and after giving effect to certain conversions and exercises of your securities.  Please also provide the levels of ownership taking into account the closing of this offering.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11 and 12 of Amendment No. 1 to indicate that the Financial Investors will be selling their shares of common stock in the Company on a pro rata basis. The Company will revise its disclosure in the “Principal and Selling Stockholders” section of the Registration Statement in a future amendment to indicate the exact number of shares to be sold by the selling stockholders in this offering and the levels of ownership taking into account the closing of this offering.

Balance Sheet Data, page 19

3.              We note that you define working capital as current assets less current liabilities, excluding the current portion of long-term debt and EAR liability.  Please note that working capital is defined by FASB ASC 210-10-20 as “the excess of current assets over current liabilities.”  Please revise the description of the measure presented to avoid any potential confusion.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 71 accordingly.

4.              We note the amount included in total long-term debt, net of discount including current portion and capital lease obligations in your balance sheet data table on pages 19 and 71.  Please add a footnote to the table to disclose how the components of this balance agree to the amounts on your balance sheets or to the respective debt and financing arrangement footnotes.

In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 72 accordingly.

Other Financial Data, page 20

5.              Reference is made to your presentation of the non-GAAP financial measure, Adjusted EBITDA.  You indicate in footnote (1) that you present the measure in a manner consistent with your new credit agreement where it is used at the Acushnet Company level for purposes of calculating covenant compliance under your new credit agreement.

In this regard, please tell us if the covenant is a material term of your new credit agreement.  As part of your response, please define how the measure and covenant are calculated in the agreement, including the amount or limit required for compliance with the covenant.  To the extent material to an investor’s understanding of your financial condition and/or liquidity, please tell us what consideration you have given to disclosing such information within the liquidity section of MD&A.  For further guidance, refer to Question 102.09 of the staff’s “Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.”

In response to the Staff’s comment, the Company notes that the non-GAAP financial measure, Adjusted EBITDA (under the defined term “Consolidated EBITDA” in the new credit agreement), is used in the calculation of ratios entitled “Consolidated Interest Coverage Ratio,” “Net Average Secured Leverage Ratio,” and “Net Average Total Leverage Ratio.” Each of Consolidated Interest Coverage Ratio and Net Average Total Leverage Ratio are tested as of the end of each of the Company’s fiscal quarters pursuant to maintenance covenants contained in the new credit agreement. The calculation of Net Average Total Leverage Ratio is also used for purposes of determining the applicable margin on loans borrowed under the new credit agreement and the commitment fee rate payable on the revolving commitments under the new credit agreement. The calculation of Net Average Secured Leverage Ratio is used for purposes of (i) determining the Company’s ability to incur additional term loans or increases to the Company’s new revolving credit facility and (ii) testing the Company’s ability to undertake certain actions in connection with the covenants contained in the new credit agreement. In light of the foregoing, the Company respectfully informs the Staff that the calculation of Consolidated EBITDA and the covenants to which it relates are material terms of the new credit agreement.

Also in response to the Staff’s comment, the Company has revised its disclosure on pages 21, 72 and 108 to 111 to (i) further define how this non-GAAP measure and related covenants are calculated in the new credit agreement, (ii) explain how the measure is used for purposes of covenant compliance under the new credit agreement and (iii) disclose the limits required for compliance with the applicable covenants.

6.              We note you also disclose in footnote (1) that Adjusted EBITDA is used on a consolidated basis as a supplemental measure in assessing your operating performance, and that you believe it is helpful to investors, securities analysts and other interested parties as a measure of our comparative operating performance from period to period.  We note similar disclosure in footnote (2) with respect to Adjusted Net Income.  Please be advised that we do not consider your current statements disclosing the usefulness of such non-GAAP financial measures to fully comply with the requirements of Item 10(e)(1)(i) of Regulation S-K.  Disclosures required by Item 10(e)(1)(i)(C)-(D) of Regulation S-K should be specific to each non-GAAP financial measure explaining the reason(s) why management believes the measures are useful rather than generic statements.  Please revise your non-GAAP disclosures surrounding Adjusted EBITDA and Adjusted Net Income, accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 20 to 25 and 72 to 74 accordingly.

7.              We note your presentation of the non-GAAP liquidity measure adjusted free cash flow, which you define as cash flows provided by (used in) operating activities less capital expenditures plus interest expense on your convertible notes and your 7.5% bonds due 2021.  Please note Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges that require cash settlement from non-GAAP liquidity measures.  Please revise your presentation accordingly to comply with guidance noted above.

In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 74 to 75 to present only Free Cash Flow which is defined as cash flows provided by (used in) operating activities less capital expenditures as permitted by Question 102.07 of the staff’s “Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.”

Risk Factors, page 25

Risks Related to Our Business and Industry, page 25

8.              We note your disclosure on page 84 that you consolidate the accounts of your FootJoy golf shoe joint venture, which is a variable interest entity that is 40% owned by you.  Please tell us what consideration you have given to including a risk factor addressing potential risks related to this entity and its structure.

The Company respectfully acknowledges the Staff’s comment and notes that it does not believe a risk factor addressing potential risks related to its FootJoy golf shoe joint venture and its structure is necessary. The joint venture is obligated under the terms of the joint venture agreement to manufacture shoes solely for the Company. The joint venture cannot exist without this activity and orders made by the Company. The Company is entitled to appoint two of the five directors of the joint venture and certain enumerated matters require the consent of a majority of the directors appointed by the Company and certain other enumerated matters, including an amendment to the joint venture’s organizational documents, require a special resolution passed by 75% of the outstanding shares, which means the Company must consent to such matters. As a result of the Company’s power to direct the activities that most significantly impact the joint venture’s economic performance and because the sole purpose of the joint venture is to manufacture the Company’s golf shoes, the Company is deemed the primary beneficiary of the joint venture under Accounting Standards Codification 810 and the Company consolidates the accounts of the joint venture in the Company’s financial statements.

The Company notes that there are risks to the Company related to the joint venture’s operations, including those discussed under “A significant disruption in the operations of our manufacturing, assembly or distribution facilities could materially adversely affect our business, financial condition and results of operations” and “We have significant international operations and are exposed to risks associated with doing business globally,” but the Company reiterates that it does not believe there are material risks specifically relating to the joint venture and its structure.

We may be subject to litigation and other regulatory proceedings, page 45

9.              Please discuss here and in your Legal Proceedings section the dispute between Acushnet Company and Beam with respect to approximately $16.6 million of value-added tax trade receivables.

The Company respectfully submits that the dispute between Acushnet Company and Beam Suntory, Inc. is not a “material pending legal proceeding” under Regulation S-K 103 and does not constitute a “significant factor that makes the offering speculative or risky” under Regulation S-K 503(c). As described in Note 22 to the Company’s audited consolidated financial statements and Note 14 to the Company’s unaudited consolidated financial statements, each included in the Registration Statement, this dispute related to payments that were withheld by Beam which the Company believes should have been payable to Acushnet Company. Other than ongoing legal costs, continuation or resolution of this matter would not result in any losses for the Company, the Company is only seeking reimbursement for certain amounts it has previously paid.

Capitalization, page 60

10.       Total capitalization amounts on an actual and pro forma basis do not foot.  It appears that common stock warrant liability of $24,763 is not included in the total capitalization balance on either an actual and pro forma basis.  Please advise or revise accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 62 to include the common stock warrant liability in the total capitalization balance.

Selected Consolidated Financial Data, page 66

11.       Reference is made to your combined presentation of the fiscal 2011 predecessor and successor periods on page 68.  We note your disclosure in footnote (1) that the combined results represent a mathematical addition of the predecessor and successor periods and you have included the information to facilitate a comparison with your other years.  However, it is not appropriate to combine the results of the predecessor and successor periods for purposes of such presentation because the historical results are on different basis of accounting and thus, not comparable.  In this regard, please revise to remove the combined 2011 predecessor and successor period in the table.  Furthermore, to the extent combined information for the 2011 predecessor and successor periods has been presented elsewhere in the filing, please remove such information accordingly.

The Company respectfully acknowledges the Staff’s comment. The Company believes that the presentation of arithmetically combined operating results for 2011 is useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented, and also believes that such presentation is consistent with other recent initial public offerings that have presented operating results for historical periods as the arithmetic sum of the relevant predecessor and successor periods. See, e.g., Planet Fitness, Inc. (Form S-1 effective August 5, 2015, File No. 333-205141), Fogo de Chao, Inc. (Form S-1 effective June 18, 2015, File No. 333-203527), Bojangles’, Inc. (Form S-1 effective May 7, 2015, File No. 333-203268), Dave & Buster’s

Entertainment, Inc. (Form S-1 effective October 9, 2014, File No. 333-198641) and CommScope Holding Company, Inc. (Form S-1 effective October 24, 2013, File No. 333-190354). While the Company acknowledges that the Predecessor and Successor periods represent two different bases of accounting, the Company respectfully submits, as indicated in the Registration Statement, that the presentation of combined results is intended merely to facilitate comparisons of the combined period against the other annual periods presented, and is not intended to represent what the Company’s operating results would have been had the acquisition of Predecessor by Intermediate occurred at the beginning of the period.

The Company also notes that it presents certain non-GAAP financial metrics on pages 72 to 74 of Amendment No. 1, including Adjusted EBITDA, which exclude the impact that the Acquisition and related transactions had on the Company’s consolidated statement of operations data, including relating to (i) the step-up in inventory due to a purchase accounting adjustment relating to the Acquisition, (ii) the increased interest expense relating to the indebtedness incurred in connection with the Acquisition and (iii) the transaction fees incurred by the Company in connection with the Acquisition. The Company believes that the presentation of these non-GAAP measures on a combined basis, together with the closest comparable GAAP measure, is also useful to investors as a basis for comparing the results of the combined period against the results of the other annual periods presented.

The Company believes the arithmetically combined financial data presents a meaningful basis for comparison against the other annual periods presented due to the consistent nature of the underlying operations during the combined period and throughout each of the other periods presented. The Company has revised its disclosure on pages 70 to 71 to clarify the reasons why it presents this combined financial data and to highlight the impact of purchase accounting adjustments resulting from the Acquisition, consistent with similar disclosure in the S-1 precedents referred to above.

Management’s Discussion and Analysis, page 73

Overview, page 73

12.       We note that you discuss the non-GAAP measure, Adjusted EBITDA margin, on page 74 and define it as Adjusted EBITDA divided by net sales.  You indicate on page 80 Adjusted EBITDA margin is one of your key performance measures for which you use to measure and evaluate your business, and you include the measure in the table on page 85 for each of the years presented.  In this regard, please revise your filing to comply with the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure.  Your reason(s) for why management believes the measure is useful to investors should be an explanation rather than a statement of its purpose.  The table on page 85 should also be revised to include a presentation, with equal or greater prominence, of the most directly comparable GAAP measure.

The Company respectfully submits that because Adjusted EBITDA margin is calculated by dividing a non-GAAP measure by a GAAP measure, the Company believes that it has complied with Item 10(e)(1)(i)(B) by including a reconciliation of the numerator of such calculation, Adjusted EBITDA, to the most directly comparable GAAP measure, net income (loss) attributable to Acushnet Holdings Corp.

In response to the Staff’s comment to include an explanation for why management believes Adjusted EBITDA margin is useful to investors, the Company has revised its disclosure on page 83 of Amendment No. 1.

Results of Operations, page 86

13.       We note your discussion and presentation of net sales on a constant currency basis.  Please tell us your consideration for a similar disclosure as it relates to your cost of sales, gross profit, SG&A, and research and development.  Please advise or revise your discussion for all comparative periods accordingly.

The Company respectfully acknowledges the Staff’s comment. The Company believes that a presentation of cost of sales, gross profit, SG&A, and research and development on a constant currency basis would not be useful to investors. As discussed under “Foreign Currency” on pages 81 to 82 of Amendment No. 1, in an effort to protect against adverse changes in foreign exchange rates and minimize foreign currency transaction risk and its impact on the Company’s cost of goods sold (and related impact on gross profit), the Company takes an active approach to currency hedging. The Company approaches the pricing of its products, including the timing of pricing adjustments, and makes cost-related decisions, in light of this approach to currency hedging. Therefore, presenting cost of sales or gross profit on a constant currency basis would not be indicative of what the Company’s results would have been in the absence of such approach to currency hedging and in an environment where exchange rates did not fluctuate.

The Company notes that although it does not present SG&A on a constant currency basis, in the “Results of Operations” section for each of the periods presented, it does present the impact that fluctuations in foreign currency exchange rates had on SG&A expenses for such period.

The Company notes that all research and development expenses are incurred in U.S. dollars as all of the Company’s R&D resources and personnel are located in the United States.

14.       Your discussion of the results of operations frequently does not quantify sources of material changes.  Please also note that prefacing a reference to the source or sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change.  In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms.  Please revise to quantify the impact of each material factor that you discuss to provide your readers with better insight into the underlying reasons behind the changes in your results.  Refer to Item 303(a) of

Regulation S-K, Section III.D of Release No. 33-6835 and Section III.B of Release No. 33-8350 which can be found on the SEC Website.

In response to the Staff’s comment, the Company has revised its disclosure on pages 89 through 103 accordingly.

Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014

Other (Income) Expense, Net, page 93

15.       Please disclose and explain to us the underlying reasons for the change in the fair value measurement of the common stock warrant during the year ended December 31, 2015 that resulted in a recognized loss of $28.4 million.

The Company respectfully acknowledges the Staff’s comment. The fair value of the common stock warrants is determined using the contingent claims methodology and is impacted by a number of variables, including the business enterprise value of the Company, volatility and the risk-free rate. An increase in the fair value of the common stock warrants results in an increase in the corresponding liability and as such, is recorded as a loss in other (income) expense, net on our consolidated statement of operations. A decrease in the fair value of the common stock warrants results in a decrease in the corresponding liability and as such, is recorded as a gain in other (income) expense, net on our consolidated statement of operations. The loss on the fair value measurement of the common stock warrants for the year ended December 31, 2015 was due to a significant increase in the business enterprise value of the Company during such year that was primarily driven by a decrease in the Company’s weighted average cost of capital and an increase in the long-term growth expectation for the Company, which reflects a more favorable long-term market outlook, and increases in the valuations realized by a number of the publicly-traded companies within the Company’s peer group.

In response to the Staff’s comment, the Company has revised its disclosure on pages 86 to 87 and 96.

Seasonality, Cyclicality and Quarterly Results, page 100

16.       Please revise the quarterly chart presentation to include the comparable GAAP financial measure to “Adjusted EBITDA by Quarter”.  Refer to Item 10(e)(1)(i)(A) of Regulation S-K and, for guidance, Question 102.10 of the staff’s “Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.”

In response to the Staff’s comment, the Company has revised its disclosure on page 104.

Liquidity and Capital Resources, page 102

Indebtedness, page 104

17.       We note your disclosure on page 105 that “[o]n the initial funding date, we expect to use the proceeds of the new term loan A facility and borrowings under the new revolving credit facility to repay all amounts outstanding under our secured floating rate notes, our former senior revolving credit facility, and certain of our former working credit facilities and to pay fees and expenses related to the foregoing.”  Please revise to quantify these amounts outstanding.  In the event you have any remaining balances on your old credit facilities, please disclose them here.

In response to the Staff’s comment, the Company has revised its disclosure on pages 10, 109 and 207.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 114

18.       We note you are exposed to interest rate risk under your various credit facilities which accrues interest at variable rates and that you do not engage in any interest rate hedging activity and have no intention to do so in the foreseeable future.  Considering the amount of debt you have outstanding that is at a variable interest rate, please revise your disclosure in Item 7A to provide quantitative information regarding your interest rate risk in accordance with one of the three disclosure alternatives set forth in Item 305 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page 119.

Internal Control Over Financial Reporting, page 116

19.       We note your disclosure on page 51 that in connection with the audit of your consolidated financial statements for the years ended December 31, 2013, 2014 and 2015, you and your independent registered public accounting firm identified material weaknesses in internal control over financial reporting.  Please disclose this here.

In response to the Staff’s comment, the Company has revised its disclosure on pages 120 to 121.

Business, page 117

Our History and Evolution, page 118

20.       Please revise this section to include details concerning your more recent history, including the sale from Beam Suntory, Inc. to Fila Korea Ltd. and Mirae Assets Global Investments.

In response to the Staff’s comment, the Company has revised its disclosure on page 123.

Our Products, page 127

21.       Please ensure that the discussion in this section is balanced.  In this regard, we note that graphical charts appear to be presented only for products in which you are an industry leader.

The Company respectfully acknowledges the Staff’s comment. The Company acknowledges that graphical charts are provided for golf balls, golf shoes and golf gloves, products in which the Company is the industry leader. However, the Company also notes that it provided a graphical chart for its golf club business, which includes products where it is not the industry leader.

Although the Company believes it is a leader in golf outerwear and apparel and certain of its golf gear product lines, the two groups of products where graphical charts are not presented, these market segments are highly fragmented and the Company does not believe data on the tour and championship usage of these products is readily available. The Company has revised its disclosure on pages 137 and 142 to clarify the fragmented nature of these market segments.

Titleist Golf Balls, page 128

22.       Please provide a definition for the phrase on page 129 “top grade wholesale golf ball market.”

The top grade wholesale golf ball market consists of all golf balls sold in the wholesale market excluding range golf balls, practice golf balls or downgraded or repurposed golf balls.

In response to the Staff’s comment, the Company has revised its disclosure on page 134.

Manufacturing Excellence, page 141

23.       We note the disclosure here regarding your joint venture related to the manufacture of FootJoy golf shoes in Fuzhou, China.  Please revise to disclose that the counter-party to this agreement is a variable interest entity, and summarize the material terms of this arrangement.  Please also file this agreement as an exhibit.

In response to the Staff’s comment, the Company has revised its disclosure on pages 87 and 146 to 147 and filed the Joint Venture Agreement between Acushnet Cayman Limited and Myre Overseas Corporation, dated as of June 1, 1995, as Exhibit 10.18 to Amendment No. 1.

Management, page 156

Executive Officers and Directors, page 156

24.       Please confirm that there are no family relationships between any of your directors, executive officers, or persons nominated or chosen to become a directors or executive officers.

The Company confirms that there are no family relationships between any of its executive officers or directors who will be in place immediately following the pricing of this offering. The Company has revised its disclosure on page 162 in response to the Staff’s comment.

Executive Compensation, page 161

25.       Please tell us why the EAR awards are not reflected in the Summary Compensation table on page 174.

The Company respectfully advises the Staff that the Company did not grant EAR awards to any of the named executive officers in the year ended December 31, 2015 and last granted EAR awards to the named executive officers in the year ended December 31, 2011. The 31,000 EARs granted by the Company in the year ended December 31, 2015 were awarded to employees other than the named executive officers.

The EAR awards fall within the scope of FASB ASC Topic 718, Compensation—Stock Compensation. Item 402(c)(vi) of Regulation S-K and the discussion on pages 17 through 25 of SEC Release Nos. 33-9089, 34-61175, Proxy Statement Enhancement (December 16, 2009), provide that the aggregate grant date fair value of equity awards should be reported as compensation in the Summary Compensation Table in the fiscal year the grant is made (in this case, the year ended December 31, 2011). While no EAR awards to named executive officers are reportable in the Summary Compensation Table for the year ended December 31, 2015, the EAR awards held by the named executive officers as of December 31, 2015 are included in the Outstanding Equity Awards table on page 181 consistent with Item 402(f) of Regulation S-K. In addition, the potential payment values of the EAR awards held by each of the named executive officers as of December 31, 2015 in connection with specified termination events or a change-in-control are included in the table entitled “Potential Payments Upon Termination or Change in Control” on pages 185 to 186 consistent with Item 402(j) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 199

26.       For each of the transactions in this section, please disclose the information required by Item 404(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on pages 204 to 205.

Consolidated Balance Sheet, page F-3

27.       Reference is made to the captions for Series A redeemable convertible preferred stock and Common stock on the face of the consolidated balance sheet.  It appears that certain pro forma information has been included in the line item captions.  Series A redeemable convertible preferred stock includes “no shares issued or outstanding” and Common stock reflects “7,887,591 shares issued and outstanding.” Please advise or revise to correct the discrepancy.

In response to the Staff’s comment, the Company has revised its disclosure on page F-3.

Consolidated Statements of Redeemable Convertible Preferred Stock and Equity, page F-7

28.       Please reconcile the amount relating to the exercise of stock options of $2,752 per the consolidated statements of redeemable convertible preferred stock and equity to the amount reflected as proceeds from exercise of stock options of $nil on the statements of cash flows under cash flows from financing activities for the year ended December 31, 2015.

The Company respectfully advises the Staff that this exercise of stock options was a “cashless exercise” which did not impact cash flows from financing activities on the statements of cash flows for the year ended December 31, 2015.

In response to the Staff’s comment, the Company has revised its disclosure on page F-6 under “Supplemental information.”

Notes to Consolidated Financial Statements

2.  Summary of Significant Accounting Policies

Variable Interest Entities, page F-9

29.       Please tell us if the terms of your VIE arrangement with Acushnet Lionscore Limited could require you to provide financial support to the VIE, including events or circumstances that could expose you to a loss.  If so, please tell us what consideration was given to the disclosure required by ASC 810-10-50-14c.

The Company respectfully advises the Staff that the terms of the agreement governing the VIE do not require the Company to provide financial support to the VIE.

In response to the Staff’s comment, the Company has revised its disclosure on pages F-9 and F-63 to clarify this point.

* * * * * * *

Please do not hesitate to call me at (212) 455-2758 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Roxane F. Reardon
Roxane F. Reardon

cc:                                Securities and Exchange Commission

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